UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10458

A)	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTH FORK BANCORPORATION, INC

401 (K) RETIRMENT SAVINGS PLAN

275 BROADHOLLOW ROAD

MELVILLE, NEW YORK 11747

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL ONE FINANCIAL CORPORATION

1680 CAPITAL ONE DRIVE

MCLEAN, VA 22102

Financial Statements and Exhibits

(a) Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the North Fork Bancorporation, Inc. 401 (k) Retirement Savings Plan as of and for the years ended December 31, 2006 and 2005.

(b) Exhibits

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm

Exhibit 23.2    Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTH FORK BANCORPORATION, INC 401 (K) RETIREMENT SAVINGS PLAN (Name of Plan)

By:	/s/ Gary L. Perlin
Name:	Gary L. Perlin on behalf of the Benefits Committee as Plan Administrator

Dated: July 5, 2007

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Reports of Independent Registered Public Accounting Firms)

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Benefits Committee

Capital One Financial Corporation

We have audited the accompanying statement of assets available for benefits of North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan as of December 31, 2006 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006, and the changes in its assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited the disclosures made related to the adoption of a new accounting principle as disclosed in Note 7. In our opinion, such disclosures are appropriate. We were not engaged to audit, review, or apply any procedures to the 2005 financial statements of the Plan other than with respect to the disclosures related to 2005 resulting from the adoption of the new accounting principle as disclosed in Note 7 and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

McLean, VA

July 3, 2007

Report of Independent Registered Public Accounting Firm

The 401(k) Retirement Savings Plan Committee

North Fork Bancorporation, Inc.:

We have audited, before the effects of the change in accounting as described in Note 7, the accompanying statement of assets available for benefits of North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2005, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, before the effects of the change in accounting as described in Note 7, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005, and changes in assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the disclosures made by the Plan to retrospectively apply the change in accounting described in Note 7 and, accordingly, we do not express an opinion or any other form of assurance about whether such disclosures are appropriate and have been properly applied. Those disclosures were audited by Ernst & Young.

/s/ KPMG LLP

New York, New York

June 23, 2006

2

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments, at fair value:
North Fork Bancorporation, Inc. common stock	$—	203,017,066
Capital One Financial Corporation common stock	131,885,860	—
Shares of registered investment companies	134,779,263	102,575,137
Collective investment trust:
Guaranteed Income Fund	58,332,495	27,286,026
Loans to participants	6,208,892	5,381,063

Total investments	331,206,510	338,259,292

Receivables:
Employee contribution receivable	33,948	—
Employer contribution receivable	5,070,751	2,226,150

Total receivables	5,104,699	2,226,150

Assets available for benefits	$336,311,209	340,485,442

See accompanying notes to financial statements.

3

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2006	2005
Additions:
Investment activities:
Net appreciation (depreciation) in fair value of investments	$18,218,540	(9,147,115)
Dividends	6,449,660	7,110,717
Interest	1,654,620	955,736

Total investment activities	26,322,820	(1,080,662)
Contributions:
Participants	27,688,659	20,649,823
Employer	14,875,311	9,326,471
Assets transferred from merging plans	—	60,025,054

Total contributions	42,563,970	90,001,348

Total additions	68,886,790	88,920,686
Deductions:
Benefits paid to participants	(73,022,998)	(82,704,774)
Administrative expenses	(38,025)	(108,530)

Total deductions	(73,061,023)	(82,813,304)

Net (decrease) increase	(4,174,233)	6,107,382
Assets available for benefits:
Beginning of year	340,485,442	334,378,060

End of year	$336,311,209	340,485,442

See accompanying notes to financial statements.

4

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following is a brief description of the North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of North Fork Bank and its subsidiaries (the Company). The Plan was established effective October 1, 1992 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the Company.

(b)	Eligibility and Participation

All employees classified by the employer as salaried employees are eligible to participate in the Plan on the first day of the month following the day they complete three months of service and attain age 21.

All employees classified by the employer as hourly employees are eligible to participate in the Plan on the first day of the month following the day they complete one year of service and attain age 21.

(c)	Contributions

A participant in the Plan may elect to contribute to the Plan an amount from 1% to 50% of his/her compensation (before-tax contribution), as defined, subject to certain limitations. The Company’s matching contributions will be equal to 100% of the employee’s before-tax contribution, as defined, on amounts up to 3% of the employee’s compensation, and 50% of the employee’s before-tax contribution on amounts between 4% and 6% of compensation. A participant may elect to change his/her contribution rate on the first pay period of each month, as defined in the Plan.

(d)	Vesting and Forfeiture

Each participant is always fully vested in his/her contributions and earnings thereon. Employees that meet eligibility and participation requirements defined in section (b) above are fully vested in the Company’s vested contribution account. For participants not active as of January 1, 2002, the vested interest in the Company’s matching contribution account is determined as follows:

Years of vesting service	Vested percentage
2	25%
3	50
4	75
5 or more	100

4 (Continued)

NORTH FORK BANCORPORATION, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Any amounts forfeited by reason of failure to vest shall be used by the Company to reduce its contributions. Forfeitures amounted to $20,432 and $20,043 for the years ended December 31, 2006 and 2005, respectively.

(e)	Investment Elections

A participant may direct his/her contributions in 5% increments in any of the investment options currently offered by the Plan. Participants may change their investment elections daily.

(f)	Investment Options

The Plan allows participant-directed investments in the Capital One Financial Corporation Common Stock and funds, including a collective investment trust managed by Prudential, as follows:

(1)	Guaranteed Income Fund

This fixed income fund offers safety of principal and an attractive rate of return. The fund’s objective is to provide competitive yields relative to comparable guaranteed fixed income investment funds.

(2)	Prudential Short Term Fund

The fund’s objective is to consistently outperform comparable funds in the money market universe.

(3)	State Street Global Advisors Passive Intermediate Bond Index SL Series Fund

This enhanced index Fund seeks to achieve stable, predictable returns above those of the Lehman Brothers Intermediate U.S. Government/Credit Index.

(4)	Prudential Lifetime Funds

The Prudential Lifetime Funds are a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offers a range of risk/return characteristics. The investment objective for each of the five funds varies, in keeping with the investment time horizon (using the participant’s age as the indicator of time remaining to retirement) and associated asset allocation of the underlying portfolios. The performance goal for each is to consistently outperform its custom benchmark over full market cycles.

(5)	Large Cap Growth Fund / Wellington

The fund’s objective is to achieve long-term total return consistently in excess of the Russell 1000 Growth Index and broader market.

(6)	T. Rowe Price Equity Income Fund

This account invests wholly in Advisors shares of the T. Rowe Price Equity Income Fund. The fund’s objective is to provide substantial dividend income and long-term growth of capital through investments in the common stocks of established companies.

5 (Continued)

NORTH FORK BANCORPORATION, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(7)	Large Cap Blend / Victory Fund

This fund invests in both value and growth securities. The fund’s objective is to provide long-term growth of capital by investing primarily in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies.

(8)	Mid Cap Growth / Artisan Partners

The fund focuses on medium-sized companies. The fund’s objective is to achieve maximum long-term capital growth in excess of the Russell Mid Cap Growth and Russell Mid Cap indexes, while managing portfolio risk.

(9)	Oakmark Select Fund

This fund holds a high concentration of assets in a relatively small number of securities, offering risk-tolerant investors unique portfolio diversification opportunities within the equity asset class. The fund’s objective is to provide capital appreciation by investing primarily in a nondiversified portfolio of equity securities.

No new monies are being directed to this fund effective 12/1/06. Those with balances in this Fund prior to 12/1/06 will continue to have earnings/losses in the Fund.

(10)	AIM Small Cap Growth Fund

The fund invests wholly in Class A shares of AIM Small Cap Growth Fund. The fund’s objective is to provide long-term capital growth.

(11)	Small Cap Value / Munder Capital Fund

The fund invests primarily in common stocks of U.S. small capitalization companies. The fund’s objective is to outperform the Russell 2000 Value Index on a risk-adjusted basis through investments in small-capitalization companies that are undervalued, but have a stable or improving financial track record and sound finances.

(12)	International Growth / Artisan Partners Fund

The fund’s objective is to achieve the highest possible long-term total rate of return while controlling portfolio risk by investing in a diversified portfolio of international growth oriented companies.

(13)	Large Cap Value / LSV Asset Management Fund

The fund seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3 and 5-year period, or a full market cycle, whichever is longer.

(14)	Mid Cap Value / Integrity Fund

The fund seeks to outperform, over the long-term, the Russell Mid Cap Value Index and broader market.

6 (Continued)

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(15)	Self-directed Brokerage

This investment option allows participants to manage their own portfolio through the selection of equity and fund investments available on the market.

(16)	Capital One Financial Corp. Common Stock Fund

The fund is an equity fund invested in shares of the Company’s common stock. The Fund includes an Employee Stock Ownership Plan (ESOP) feature, in which the ESOP is both a profit sharing and an employee stock ownership plan intended to qualify under Sections 401(a) and 4975(e) (7) of the Internal Revenue (the Code), and as such is designed to invest primarily in employer securities described to invest primarily in employer securities described in Section 409(1) of the Code. The conversion of the North Fork Bancorporation, Inc. common stock fund to ESOP will allow participants to elect dividend payment or reinvestment.

(g)	Payment of Benefits

When a participant terminates his/her participation in the Plan for reasons other than death, he/she is given the right to elect to receive a distribution of the vested value of the Participant’s Accounts or to keep it in the Plan or to rollover to another qualified Plan. The portion of such lump sum attributable to the Company’s common stock may be paid in the Company’s stock, the participant must elect this option otherwise the stock will be liquidated. When a participant’s participation in the Plan terminates because of death, his/her beneficiary will receive the vested value of his/her account in a lump sum as soon as administratively practicable after the receipt of the request for distribution.

During employment, a participant may withdraw his/her contributions and the corresponding Company matching contribution, as defined, in the event of a “financial hardship”. Such withdrawals are payable in cash and the participant’s contributions will be suspended for at least six months after the hardship withdrawal is paid. A participant can resume his/her contribution on any monthly entry date, as defined, following the suspension period; the Company matching contribution will resume on a concurrent basis.

Effective October 1, 2002, a participant is entitled to withdraw all or any portion of his account while in service at any time on or after attaining age 59 1/2. The number of in service withdrawals is limited to two per participant per calendar year.

(h)	Loans to Participants

A participant may request a loan from the Plan up to one half of the vested portion of his/her account, as defined. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loan terms range from one to five years. Loans for the purchase of a primary residence may be extended to up to 25 years. The loan is secured by 50% of the balance in the participant’s account and bears interest at the prime rate plus an additional 1% as determined in accordance with the terms of the Plan. Principal and interest are paid through regular payroll deductions.

Effective May 1, 2002, in addition to one general-purpose loan, a participant may have one additional loan if it is for the purchase of a primary residence. Refinancing of loans is not permitted.

7 (Continued)

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could vary from those estimates.

(b)	Investment Valuation and Income Recognition

Except for the Guaranteed Income Fund with Prudential (Note 7) the Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The collective investment trust is valued at contract value which approximates fair value. The Company stock in the Company Common Stock Fund, and previously in the North Fork Bancorporation, Inc. Common Stock Fund, is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

Interest income is recorded on an accrual basis and dividend income is recorded on the ex dividend date. Securities transactions are recorded on a trade-date basis.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Risks and Uncertainties

The Plan offers a number of investment options, which include Company common stock and a variety of investment funds, some of which are mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company’s Common Stock Fund, which invests in a single security.

(3)	Related Party Transactions

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor as defined by the Plan and is therefore a party-in-interest.

Certain Plan investments are shares of funds managed by Prudential. Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan for investment management services for the years ended December 31, 2006 and 2005.

8 (Continued)

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(4)	Federal Income Tax

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(5)	Administrative Expenses

Certain administrative expenses are paid by the Company. Transaction charges and fees/commissions are paid by Plan participants.

(6)	Investment in Funds and Collective Investment Trusts

The following investments exceeded 5% of the Plan’s assets at December 31, 2006 and 2005:

	2006	2005
Large Cap Value Fund / Wellington	$23,803,074	24,178,123
Large Cap Blend / Victory	22,458,564	20,038,079
International Growth Fund/ Artisan	17,179,084	—
Prudential Guaranteed Income Fund	58,332,495	27,286,026
North Fork Bancorporation, Inc. Common Stock Fund	—	203,017,066
Capital One Financial Corporation Common Stock Fund	131,885,860	—

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,218,540 and depreciated in value by $(9,147,115), during 2006 and 2005, respectively, as follows:

	2006	2005
Shares of registered investment companies	$12,897,611	4,124,890
North Fork Bancorporation, Inc., common stock	6,738,759	(13,272,021)
Capital One Financial Corp. common stock	(1,417,830)	—
Retirement System Group, Inc., common stock	—	16

Total	$18,218,540	(9,147,115)

(7)	Prudential Guaranteed Income Fund

During 2006 and 2005, the Plan invested in guaranteed funds with the Trustee. The investment in this fund is stated according to the Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount

9 (Continued)

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

participants would receive if they were to initiate permitted transactions under the Plan. The guaranteed fund is recorded at its contract value, as reported to the Plan by the Trustee, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. The financial statement presentation and disclosure provisions of the FSP are effective for annual periods ending after December 15, 2006, and are applied retroactively to all periods presented. Adoption of the FSP had no effect on the Statement of Changes in Assets Available for Benefits for any period presented. The Statement of Change in Assets Available for Benefits is prepared on a contract value basis for the years ended December 31, 2006 and 2005. Management believes contract value approximates fair value.

The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Prudential Retirement Insurance and Annuity Company (“PRIAC”) considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The Fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 3.2% for January 1, through June 30, 2006, and 3.6% for July 1, 2006 through December 31, 2006. The average yield earned and credited by this plan was 3.6% for 2006 and 3.2% for 2005. There are no reserves against contract values for credit risk of contract issues or otherwise. PRIAC has no contractual right to defer a transfer or distribution in the event that the total transfers or distributions from the contract’s pool exceed ten percent of the pool’s balance as of January 1. At this time the occurrence of events allowing a deferral is not probable. PRIAC did not invoke this deferral provision in 2006 or 2005.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(9)	Reconciliation of Financial Statements to Form 5500

10 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

2005
Benefits paid to participants per the financial statements Add:	82,704,774
Amounts allocated to withdrawing participants (current accrual)	—
Amounts allocated to withdrawing participants (prior accrual)	(15,977,325)

Benefits paid to participants per the Form 5500	66,727,449

Amounts allocated to withdrawing participants are recorded on the Form 5500 as liabilities for benefit claims that have been processed and approved for payment prior to December 31, 2005 but not yet paid as of that date. There were no unpaid benefits to withdrawing participants as of December 31, 2006.

(10)	Capital One Financial Corporation Merger

On March 12, 2006, the Company announced that it had entered into an Agreement and Plan of Merger with Capital One Financial Corporation (“Capital One”) pursuant to which the Company would merge with and into Capital One, with Capital One continuing as the surviving corporation. On December 1, 2006, pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of March 12, 2006 (the “Merger Agreement”), between Capital One and the Company, Capital One and the Company completed the merger (the “Merger”) in which the Company merged with and into Capital One, with Capital One as the surviving corporation.

Upon legal merger, participants electing cash received $22,164,976 for 787,556 shares of North Fork Common Stock, or $28.14 per common share. Participants electing stock received $55.65 in cash and converted 4,691,665 shares of North Fork Stock to 1,732,162 shares of Capital One Financial Corporation Common Stock. The cash received was available for transfer by Plan participants to any of the Plan’s investment options.

Supplemental Schedule

NORTH FORK BANCORPORATION, INC.

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
Registered investment companies:
	State Street Global Advisors	Global Bond (68,376.07 units at $128.56)	$8,790,535.31
*	Prudential	Short-Term Bond Fund (267,108.69 units at $13.41)	3,581,071.89
*	Prudential Lifetime 20	Balanced Fund (138,726.28 units at $17.41)	2,415,853.04
*	Prudential Lifetime 30	Balanced Fund (153,551.33 units at $17.25)	2,649,506.95
*	Prudential Lifetime 40	Balanced Fund (737,616.31 units at $16.86)	12,438,818.98
*	Prudential Lifetime 50	Balanced Fund (206,605.87 units at $16.75)	3,460,563.48
*	Prudential Lifetime 60	Balanced Fund (51,599.89 units at $16.34)	843,278.88
	Victory	Large Cap Blend (1,556,492.40 units at $14.43)	22,458,563.58
	T. Rowe Price	Equity Income Fund (322,615.96 units at $37.84)	12,207,910.98
	Wellington	Large Cap Growth Fund (3,167,958.02 units at $7.51)	23,803,073.60
	Munder	Small Cap Value Fund (494,005.17 units at $12.05)	5,954,397.84
	Artisan Partners	Mid Cap Growth (431,027.95 units at $12.32)	5,310,658.43
	Oakmark	Oakmark Select Fund (173,178.78 units at $40.27)	6,973,997.95
	AIM Small Cap	Small Cap Growth Fund (178,429.60 units at $34.00)	6,065,875.00
	LSV	Large Cap Value Fund (20,571.78 units at $20.58)	423,379.63
	Integrity	Mid Cap Value Fund (15,955.84 units at $12.74)	203,325.02
	Artisan Partners	International Growth Fund (1,119,692.42 units at $15.34)	17,179,084.37
	Self Directed	Self Directed Brokerage (18,061.90 units at $1.00)	18,061.90
	Loan AP	Loan AP Fund	1,305.74

		Total investment in registered investment companies	134,779,262.57

Collective investment trust:
*	Prudential	Guaranteed Income Fund (1,905,310.67 units at $30.62)	58,332,494.80

Common stock:
*	Capital One Financial	Capital One Financial Corp. Common Stock Fund
		(1,716,816.73 units at $76.82)	131,885,860.41

		Total common stock	131,885,860.41

*	Plan participants	915 participant loans (interest rates ranging from 5.00% to
		10.50% and maturities ranging 12 months to 25 years)	6,208,892.00

		Total investments	$331,206,509.78

*	Identifies persons known to be a party-in-interest to the Plan.

See accompanying report of Independent Registered Public Accounting Firm.